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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                                                   Commission File Number 1-9330

                                                        CUSIP Number 45816D 10 0

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
                                 [ ] Form N-SAR

                       For Period Ended: DECEMBER 31, 2002

                  [  ]  Transition Report on Form 10-K
                  [  ]  Transition Report on Form 20-F
                  [  ]  Transition Report on Form 11-K
                  [  ]  Transition Report on Form 10-Q
                  [  ]  Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________

Read attached instruction sheet (on back page) before preparing form. Please print or type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION

Full name of registrant    INTELLIGENT SYSTEMS CORPORATION

Former name if applicable ________________________________________________

Address of principal executive office (street and number):

                              4355 SHACKLEFORD ROAD
                             NORCROSS, GEORGIA 30093

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                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Intelligent Systems Corporation (the "Company") is filing this Notification of Late Filing with respect to its Annual Report on Form 10-K for the year ended December 31, 2002.

The Annual Report on Form 10-K for the year ended December 31, 2002 could not be filed within the prescribed time period due to unanticipated delays arising in connection with its preparation. For this reason, management could not timely file its Annual Report on Form 10-K.

The Annual Report on Form 10-K for the year ended December 31, 2002 is being filed concurrently with the filing of this Form 12b-25.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             BONNIE L. HERRON                            770-381-2900
             Name                                        Telephone Number


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).           [X] Yes [ ] No


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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                            [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company announced its results of operations for the year ended December 31, 2002 in a press release dated March 5, 2003. The Company does not expect to report a change to such previously announced results of operations when it files the Form 10-K for the year ended December 31, 2002. The results of operations for the year ended December 31, 2002 reflect a significant change compared to the corresponding prior period. For the year ended December 31, 2002, the Company's results of operations show a loss of $12,257,000 compared to a profit of $9,113,000 for the year ended December 31, 2001. The results for 2002 include a loss from operations of $12,460,000 as well as $934,000 in investment losses, $129,000 in interest income, $235,000 in equity of affiliate losses and $900,000 income primarily related to recognition of deferred gain. By comparison, the results for 2001 include a loss from operations of $10,420,000, investment income of $19,902,000, $2,173,000 in equity of affiliate losses and $960,000 income related to recognition of deferred gain.

                         INTELLIGENT SYSTEMS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2003                 By :              /s/ Bonnie L. Herron
                                                      Bonnie L. Herron
                                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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